Filed Pursuant to Rule 433

Registration No. 333-212916

October 25, 2017

Synovus Financial Corp.

$300,000,000

3.125% Senior Notes due 2022

Term Sheet

Issuer:	Synovus Financial Corp. (the “Company”)

Security:	3.125% Senior Notes due 2022 (the “Notes”)

Aggregate Principal Amount:	$300,000,000

Expected Ratings*:	S&P: BBB-; Fitch: BBB-

Trade Date:	October 25, 2017

Settlement Date (T+5):	November 1, 2017

Maturity Date:	November 1, 2022

First Optional Redemption Date:	May 1, 2018

Optional Redemption Terms:
Make Whole Call:	On or after May 1, 2018 and prior to October 1, 2022, the Company may redeem some or all of the Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (assuming that the Notes matured on October 1, 2022), not including any portion of such payments of interest accrued as of the redemption date, discounted to the redemption date on a semiannual basis assuming a 360-day year consisting of twelve 30-day months, at the adjusted treasury rate plus 20 basis points, in each case plus accrued interest on the Notes to be redeemed to but excluding the redemption date.

Par Call:	On or after October 1, 2022, the Company may redeem some or all of the Notes at any time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

Reference Benchmark:	UST 1.875% due September, 2022

Benchmark Yield:	2.059%

Spread to Benchmark:	+112.5 bps

Yield to Maturity:	3.184%

Coupon:	3.125% per annum

Issue Price to Investors:	99.729%

Interest Payment Dates:	Interest on the Notes will be payable on May 1 and November 1, commencing May 1, 2018

Day Count Convention:	30/360

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	0.50%

Proceeds to the Company (before expenses):	$297,687,000

CUSIP/ISIN:	87161CAL9 / US87161CAL90

Sole Book-Running Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Manager:	Sandler O’Neill + Partners, L.P.

*A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Company has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.